# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tokyo Lifestyle Co., Ltd., CIK 0001836242
CUSIP: 98741L200
Title of class of securities: American Depositary Shares, each representing ten Ordinary Shares
Address of issuer's principal executive offices: Harumi Building, 2-5-9 Kotobashi, Sumida-ku, Tokyo, Japan (M0), 130-0022
Date of event which requires filing of this statement: 09/29/2026
Filed by CIK 0001906212
Persons authorized to receive notices and communications: Mei Kanayama, Harumi 2-3-30-4810, Chuo-Ku, Tokyo, Japan (M0), 1040053, 070-8564-8438

## Reporting persons
- Mei Kanayama (CIK 0001906212): type of reporting person: individual (IN); citizenship or place of organization: Japan (M0); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 10,333,351; shared voting power 28,354,457; sole dispositive power 10,333,351; shared dispositive power 25,681,997; aggregate amount beneficially owned 38,687,808 (69.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: American Depositary Shares, each representing ten Ordinary Shares
Name of issuer: Tokyo Lifestyle Co., Ltd.
Address of issuer's principal executive offices: Harumi Building, 2-5-9 Kotobashi, Sumida-ku, Tokyo, Japan (M0), 130-0022

## Item 2. Identity and Background
Name of person filing: Mei Kanayama
Residence or business address: Harumi 2-3-30-4810, Chuo-Ku, Tokyo, 1040053, Japan
Present principal occupation or employment: Mr. Mei Kanayama's present principal occupation is serving as the Representative Director and Director of the Issuer, the principal executive office of which is at Harumi 2-3-30-4810, Chuo-Ku, Tokyo, 1040053, Japan.
Criminal convictions in the last five years: During the last five years, Mr. Mei Kanayama has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours).
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Mei Kanayama has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Japan

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Mr. Mei Kanayama personally holds 7,216,436 ordinary shares of the Issuer through pre-IPO acquisitions. His existing indirect holdings and voting arrangements through Tokushin (as defined below) and Grand Elec-Tech Limited are described in Items 5 and 6. Mr. Kanayama acquired 172,016 ADSs, representing 1,720,160 ordinary shares of the Issuer, in multiple open market transactions for an aggregate purchase price of approximately $551,713.21. The source of funds for the purchase of such ADSs of the Issuer was personal funds of Mr. Mei Kanayama.

On September 29, 2026, (i) Mr. Kanayama acquired 1,396,755 ordinary shares for JPY58,838,000 using personal funds (the "Cash Subscription"), and (ii) Tokushin acquired 12,106,893 ordinary shares by contributing its JPY510,000,000 loan principal receivable against the Issuer (the "Debt-to-Equity Swap"). The loan principal receivable was extinguished in full upon completion of the contribution, and no cash consideration was paid for the shares acquired by Tokushin.

## Item 4. Purpose of Transaction
Purpose of transaction: Mr. Mei Kanayama serves as Representative Director and Director of the Issuer. In such capacities, Mr. Mei Kanayama may engage in communications with the Issuer's Board of Directors, members of management, other shareholders, financial and legal advisers, and other parties regarding the Issuer, including but not limited to the Issuer's operations, governance and control. In addition, in these capacities, Mr. Mei Kanayama may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as set forth herein, Mr. Mei Kanayama does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Mr. Mei Kanayama may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto. Mr. Mei Kanayama acquired beneficial ownership of the shares for investment purposes and intends to review his investment in the Issuer on a continuing basis. The Cash Subscription and the Debt-to-Equity Swap were undertaken for investment purposes and to strengthen the Issuer's capital structure through an additional cash investment and the conversion of related-party loan principal into equity. These transactions increased Mr. Mei Kanayama's beneficial ownership and voting interest in the Issuer. Accordingly, Mr. Mei Kanayama may acquire additional shares of the Issuer or sell or otherwise dispose of any or all of the shares that Mr. Mei Kanayama beneficially owns.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Mei Kanayama beneficially owns an aggregate of 38,687,808 ordinary shares of the Issuer (representing approximately 69.3% of the 55,831,454 ordinary shares issued and outstanding as of September 29, 2026), including: (i) 8,613,191 ordinary shares held personally by Mr. Mei Kanayama,(ii) 1,720,160 ordinary shares in the form of ADSs held personally by Mr. Mei Kanayama, (iii) 25,681,997 ordinary shares held through Tokushin G. K. ("Tokushin"), a limited liability company formed under the laws of Japan owned by Mr. Kanayama and his family, for which Mr. Kanayama is the managing member, and accordingly, Mr. Kanayama has voting and dispositive control, and (iv) 2,672,460 ordinary shares in the form of ADSs held by Grand Elec-Tech Limited. Grand Elec-Tech Limited has delegated to Mr. Kanayama all authority to exercise the voting rights in respect of its ordinary shares. Due to the relationships between them, Mei Kanayama and Grand Elec-Tech Limited may be deemed to constitute a "group" with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Mei Kanayama has sole voting and dispositive power over the 8,613,191 ordinary shares held personally by Mr. Mei Kanayama, and the 1,720,160 ordinary shares in the form of ADSs held personally by Mr. Mei Kanayama. Mr. Mei Kanayama has shared voting and dispositive power over the 25,681,997 ordinary shares held through Tokushin G. K. Mr. Mei Kanayama has shared voting power and no dispositive power over the 2,672,460 ordinary shares in the form of ADSs held by Grand Elec- Tech Limited.
Transactions in the class effected during the past sixty days: During the past sixty days, Mr. Kanayama acquired 9,800 ADSs, representing 98,000 ordinary shares of the Issuer in multiple open market transactions for an aggregate purchase price of approximately $17,640. On September 29, 2026, Mr. Kanayama acquired 1,396,755 ordinary shares through the Cash Subscription and Tokushin acquired 12,106,893 ordinary shares through the Debt-to-Equity Swap, in each case as described in Item 3. Except as described herein, neither Mr. Kanayama nor Tokushin effected any other transactions in the Issuer's securities during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person has the right to receive, or the power to direct the receipt of dividends from, or proceeds from, the sale of such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N.A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Grand Elec-Tech Limited entered into a Subscription Agreement with the Issuer dated February 12, 2021 (the "Subscription Agreement") to acquire 2,672,460 ordinary shares of the Issuer (reflecting a forward split of the Issuer's outstanding ordinary shares at a ratio of 294-for-1 on August 18, 2021) in consideration of JPY200,007,270 (approximately $1.9 million). Pursuant to the Subscription Agreement, Grand Elec-Tech Limited has delegated to Mr. Kanayama all authority to exercise the voting rights in respect of its ordinary shares.

On September 10, 2026, the Issuer entered into separate subscription agreements with Mr. Kanayama and Tokushin providing for the Cash Subscription and the Debt-to-Equity Swap, respectively, as described in Item 3. The agreements provided for payment of JPY58,838,000 by Mr. Kanayama and contribution of the JPY510,000,000 loan principal receivable by Tokushin on September 29, 2026.

In connection with the Debt-to-Equity Swap, the Issuer and Tokushin entered into an amendment dated September 10, 2026 to their subordinated loan agreement dated November 27, 2025. The amendment increased the loan principal from JPY300,000,000 to JPY510,000,000, changed the repayment date to September 10, 2026 and permitted the loan principal receivable to be contributed in exchange for newly issued shares and extinguished upon completion. To the extent necessary to implement the Debt-to-Equity Swap, the original subordination provisions and restrictions on performance do not apply.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A. English Translation of Subscription Agreement dated February 12, 2021, by and between the Issuer and Grand Elec-Tech Limited (incorporated by reference to Exhibit 10.30 of the Issuer's Registration Statement on Form F-1/A (File No. 333-259129) filed with the U.S. Securities and Exchange Commission on October 1, 2021)

Exhibit B. English Translation of the Cash Subscription Agreement dated September 10, 2026, by and between the Issuer and Mei Kanayama (incorporated by reference to Exhibit 10.2 of the Issuer's Report on Form 6-K (File No. 001-41181) furnished to the U.S. Securities and Exchange Commission on September 21, 2026).

Exhibit C. English Translation of the DES Subscription Agreement dated September 10, 2026, by and between the Issuer and Tokushin (incorporated by reference to Exhibit 10.3 of the Issuer's Report on Form 6-K (File No. 001-41181) furnished to the U.S. Securities and Exchange Commission on September 21, 2026).

Exhibit D. English Translation of the Amendment to Subordinated Loan Agreement dated September 10, 2026, by and between the Issuer and Tokushin (incorporated by reference to Exhibit 10.1 of the Issuer's Report on Form 6-K (File No. 001-41181) furnished to the U.S. Securities and Exchange Commission on September 21, 2026).

## Signatures
- Mei Kanayama: /s/ Mei Kanayama, Mei Kanayama (10/01/2026)